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                              May 16, 2023

       Wing Wah Cheng
       Chief Executive Officer
       Samfine Creation Holdings Group Limited
       Flat B, 8/F, Block 4
       Kwun Tong Industrial Centre
       436-446 Kwun Tong Road
       Kwun Tong, Kowloon
       Hong Kong

                                                        Re: Samfine Creation
Holdings Group Limited
                                                            Amendment No. 6 to
Draft Registration Statement on Form F-1
                                                            Submitted May 4,
2023
                                                            CIK No. 0001926792

       Dear Wing Wah Cheng:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 6 to Draft Registration Statement

       General

   1. We note your disclosure that the CSRC recently published Trial Measures that impose certain filing
requirements on your indirect overseas listing and offering. Please revise to disclose whether you
and relevant parties to this transaction have complied with your obligations under the
Trial Measures. Please remove any language that qualifies your obligation to complete
the filing, including disclosure on the cover page stating that you may not be able to
complete the filing because the filing materials are incomplete or do
 Wing Wah Cheng
Samfine Creation Holdings Group Limited
May 16, 2023
Page 2
      not meet the requirements of the CSRC.
       You may contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any other questions.



                                                          Sincerely,
FirstName LastNameWing Wah Cheng
                                                    Division of Corporation
Finance
Comapany NameSamfine Creation Holdings Group Limited
                                                    Office of Manufacturing
May 16, 2023 Page 2
cc:       Ying Li
FirstName LastName